UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Dobkin, Eric S.
   c/o Goldman, Sachs & Co.
   85 Broad Street
   New York, NY  10004
   USA
2. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/30/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Class A Common Stock       |11/30/|D   |V|9,000             |D  |(1)        |0                  |D     |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Phantom Stock Units   |1-for-1 |11/29|A   |V|140.85     |A  |(2)  |(2)  |Class A Comm|140.85 |$35.50 |            |D  |            |
                      |        |/00  |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Phantom Stock Units   |1-for-1 |11/30|D (3|V|3,967.55   |D  |11/30|11/30|Class A Comm|3,967.5|$35.31 |0           |D  |            |
                      |        |/00  |)   | |           |   |/00  |/00  |on Stock    |5      |       |            |   |            |
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Stock Options         |$38.47  |11/30|D   |V|20,000     |D  |(4)  |2/12/|Class A Comm|20,000 |(5)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |2008 |on Stock    |       |       |            |   |            |
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Stock Options         |$42.94  |11/30|D   |V|30,000     |D  |(4)  |3/9/2|Class A Comm|30,000 |(6)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |009  |on Stock    |       |       |            |   |            |
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Stock Options         |$26.56  |11/30|D   |V|30,000     |D  |(4)  |1/3/2|Class A Comm|30,000 |(7)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |010  |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Disposed of pursuant to a merger agreement between issuer and Citigroup Inc. in exchange for 10,267.60 shares of Citigroup Inc. common stock having a market value of $49.81 per share on the effective date of the
merger.
2. The Phantom Stock units were acquired under AFS's Directors Deferred Compensation Plan and are to be settled in cash upon the reporting person's retirement from the Board of Directors at the time and in the manner elected by the reporting person at the time of the deferral election.
3.
c
4. The options are exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years. The options include the right, subject to approval by the issuer, to have shares withheld to satisfy income tax obligations.
5. This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 14,668 shares of Citigroup Inc. common stock for $52.45 per share.
6. This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 22,002 shares of Citigroup Inc. common stock for $58.44 per share.
7. This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 22,002 shares of Citigroup Inc. common stock for $36.21 per share.
SIGNATURE OF REPORTING PERSON
/s/ Frederic C. Liskow on behalf of Eric S. Dobkin
DATE
December 8, 2000